March 12, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Evoqua Water Technologies Corp. (the “Company”)

Registration Statement on Form S-1

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed offering of up to 20,125,000 shares of the Company’s common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (EDT) on March 14, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of the Preliminary Prospectus, dated March 12, 2018, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

J.P. MORGAN SECURITIES LLC
CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Eugene Sohn
	Name:	Eugene Sohn
	Title:	Executive Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Santiago Gilfond
	Name:	Santiago Gilfond
	Title:	Managing Director

[Signature Page to Underwriter Acceleration Request]